U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                       AVIATION UPGRADE TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its Charter)

              NEVADA
  (State or other jurisdiction                          (IRS Employer
of incorporation or organization                     Identification No.)

 34040 Camino Del Avion #A303
  Monarch Beach, California                                 92629
(address of principal executive offices)                  (Zip Code)

                    Issuer's Telephone Number (949) 499 6665

           Securities to be registered under Section 12(b) of the Act

        Title of each class                     Name of each exchange on which
        to be so registered                     each class is to be registered

               NONE                                          NONE

          Securities to be registered under Section 12(b) of the Act:
                                      NONE


           Securities to be registered under Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

SPECIAL NOTE - FORWARD LOOKING STATEMENTS

     Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the regulatory framework of the health care industry; the ability of the Company to sustain, manage or forecast its growth; the success and then the acceptance of new research development; adverse publicity;
competition; changes in business strategy or development plans; business disruptions; the ability to attract and retain talented personnel; the ability to protect technology; and other factors referenced in this Registration Statement. Given these uncertainties, readers of this Registration Statement and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. In evaluating such statements and in making any investment decisions, prospective investors should specifically consider the various factors identified in this Prospectus, which could cause actual results to differ materially from those indicated by such forward-looking statements. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements.

EXHIBITS

          The following is a list of Exhibits filed as part of the  Registration
     Statement:

          EX-4.1     Specimen stock certificate for Registrant's Common Stock.

          EX-3.1(I)  The Certificate of Incorporation

          EX-3.1(II) Bylaws of the Company

          EX-10.1    Private Placement Memorandum dated August, 1999

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

INDUSTRY OVERVIEW

      The airline industry is currently experiencing revenue growth along with increased profitability. Industry analysts predict that commercial transport aircraft production will continue to be strong, with Boeing and Airbus deliveries forecasted to increase by about 30% over 1997 deliveries. Several new airlines have commenced operation in this expanding market. These airlines constitute potential customers for the Company's services. Aviation activity is expected to increase significantly over the next ten years. According to the 1997 Boeing Current Market Outlook, global commercial air travel is expected to increase 75% through the year 2006, while the number of passenger and cargo aircraft deliveries is expected to increase by 48%. According to the FAA, U.S. turbine powered general and business aviation will increase 28% by the year 2006. The Company believes that the growth in aviation activity will increase the demand for extended life from existing aircraft such as the Boeing 727 and other services provided by the Company.

      Longer term, projected worldwide airline traffic growth and enforcement of federal noise regulations should continue to exert favorable pressure on the original-equipment production cycle. In addition to the positive commercial original-equipment sales outlook, aftermarket spares demand is also anticipated to increase in 1998 as the average age of commercial fleets continues to rise.

      Military procurement of new aircraft is expected to remain relatively flat in 1998 and beyond. As a consequence, there is likely to be an aggressive pursuit of aircraft retrofit and life- extension programs for military customers to improve longer-term sales of aftermarket products. Military spares sales are expected to improve.

       The regional aircraft market is expected to continue its strong growth with revenue passenger miles forecasted to increase by 7 percent. The turbo-jet market should lead regional aircraft growth, while turbo-prop production is expected to decline. In addition, analyst expect continued strong aftermarket sales from components and systems for older aircraft in service. The business jet market is also forecasted to grow by a modest three percent.

      Because of the high internal overheads and unionization of airline labor forces, many airlines have found that it is more cost efficient to engage independent contractors to perform maintenance services. According to U.S. Department of Transportation statistics, the nine major U.S. airlines expended 20% of their maintenance budget with outsourcing vendors in 1994. This trend toward outsourcing of services is likely to continue in the airline industry.

BUSINESS DEVELOPMENT

      Aviation Upgrade Technologies, Inc. (the "Company" or "Aviation Upgrade Technologies") is a start-up business founded in 1999 in Monarch Beach, California. The Company has had no revenue from operations since inception, and has no current customers. There has not been any bankruptcy filing, receivership or any similar proceeding since the Company's inception. There has been no reclassification, merger or consolidation since the Company's inception. There has been no purchase or sale of a significant amount of assets that were not in the ordinary course of the Company's business.

BUSINESS OF ISSUER

     Aviation Upgrade Technologies, Inc. is a Nevada corporation, organized on January 8, 1999. The primary purpose for our company is to develop, market and install modifications to aircraft, such as the Boeing 727, which are designed to improve and extend the economic life of these aircraft by bringing them into compliance with strict noise and emission control levels as they become mandatory in the years ahead. The Company's executive offices are located at 34040 Camino Del Avion #A303, Monarch Beach, California 92629. The Company's telephone number is (949) 499 6665. Although its primary market is the United States, the Company ultimately aspires to compete in the global marketplace.

      The Company believes that $12.3 million dollars in cash, another $45.8 million consisting of two aircraft and another $26 million which will be provided by independent contractors, hereafter referred to as 3rd Party Suppliers, will be required to launch its re-engining program. The Company plans to raise this $84.1 million in the following manner.

      The $12.3 million will be raised in the equity markets through sale of the Company's stock.

      The Company has been fortunate to find a Mexican passenger carrier that is willing to let the Company use two of their 727 Boeing aircraft as prototypes. For this customer, the Company will install its two person cockpit as well as its Rolls Royce engines. A letter of intent has been exchanged with this party. In addition to lending the Company the use of these two airplanes, this airline is also willing to pay for the engines and other parts in return for a two million discount, as compared to the Company's estimated selling price, on the final product. This airline has also agreed to pay for all hardware as the job progresses. Relieving the Company of the burden of buying these two aircraft, plus the engines and the hardware constitutes a financial contribution roughly equivalent to $45.8 million.

      The Company has been in negotiations with between 10 and 15 3rd Party Suppliers, who have agreed to perform their development and design work on parts that they will supply. A value of $26 million has been collectively applied to products produced by these 3rd Party Suppliers.

      With proceeds of $12.3 million from the sale of stock, contributions by 3rd Party Suppliers and the use of two initial aircraft by one airline, the Company will have sufficient capital resources to cover establishment of its management and operational infrastructure and the launching of its business plan.

     In addition to re-engining the Boeing 727, the Company plans to perform the following peripheral and ancillary work on this aircraft.

      * Heavy Maintenance - In the airline industry, checks are grouped into four categories. "A" consists of a walk around the aircraft and performing a visual inspection. "B" consists of a check performed in between flights where oil levels and other gauges are monitored, normally at an airport. A category "C" check consists of an extensive check performed in a maintenance facility, normally in compliance with an FAA approved maintenance program and, on average, requires as much as 5,000 to 7,500 man hours. "D" maintenance consists of the heaviest check of all. This requires taking the aircraft apart to inspect and replace a lot of components. A typical "D" check for the Boeing 727 can take 1 to 2 months, require between 20,000 and 30,000 manhours, and it will cost between $1.3 and $1.5 million. This is typically done every tenth year. The
Company will be equipped to do "C" and "D" checks, which is also called heavy maintenance.

      * Conducting Airworthiness Directives - This is a legal requirement by the FAA to inspect and/or repair and/or modify a potential or newly discovered problem. In effect, this constitutes a directive to make the aircraft airworthy. Typically, these directives could be issued with the next major "C" or "D" check. However, when crucial findings are discovered, the Airworthiness Directive may be required before the next flight.

      Modification design, testing and aircraft re-certification, fabrication of prototype modification hardware, acquisition of equipment, materials and tooling, preliminary marketing, and other engineering and corporate support functions.

The Company anticipates that this capitalization will support its operations for 21 months from start-up and advance the program to the point that its modified aircraft will be cleared by the FAA. In this regard, it is important to note that the FAA has previously taken the position that a modification to the Boeing 727, such as the one proposed by Aviation Upgrade Technologies, can be considered as a supplement, termed a Supplemental Type Certificate, to the existing Type Certificate already issued for this aircraft. The difference between a Type Certificate and a Supplemental Type Certificate is substantial. For a Type Certificate, you must prove the airworthiness of the entire aircraft, a process that typically costs several billion dollars for a plane like the 727. In the case of a Supplemental Type Certificate, you only need to prove the safety and airworthiness of the specific change that you are making from the basic aircraft. The cost of securing a Supplemental Type Certificate can vary depending upon the complexity of the change. Because the change made by re-engining the aircraft is substantial, the Company believes that this will cost several millions. Permitting this to be processed as a Supplemental Type Certificate makes this financially feasible.

      Once issued, a Supplemental Type Certificate serves as a license and, for the airline industry, a form of patent to do the changes which are described in the Supplemental Type Certificate. Consequently, after the Supplemental Type Certificate is issued for the first aircraft, the Company will not have to submit each future aircraft to the FAA for a similarly rigorous inspection. So long as the work is being done in strict compliance with the FAA rules and regulations, future aircraft may be put into service as they are completed.

History of the Boeing 727

     The destiny of the company is being linked to the Boeing 727 aircraft, an aircraft introduced by the Boeing Company in February 1963. Two versions of the 727 were made by Boeing. The 727-100 was the first configuration, and in 1968, Boeing came out with its 727-200 configuration, a stretched version. Between the years of 1963 and 1984, Boeing ultimately made 1,834 of these 727 aircraft, and 1,480 of these airplanes are still in service. Boeing manufactured 938 versions of its 727-200 advanced and, today, there are 900 of the these 727-200 advanced aircraft still in commercial service working for airlines, charters, freight haulers and with executive business services. This large percentage of aircraft still in regular service attests to the integrity of the aircraft's basic design and to its popularity within the airline industry.

      The Company's strategic plan is based upon this tenet. Aircraft operators, faced with limited capital and strong growth opportunities will be interested in continuing the useful life of the Boeing 727 series beyond December 31, 1999. The end of 1999 marks the time when the Stage 3 noise compliance cut-off date occurs. Under its original configuration, the 727 aircraft will no longer be in compliance with mandated noise emission levels. The Company believes that there is a market to covert about 700 of the 900 remaining 727-200 advanced aircraft still in service. The Company's plans and its projections are based upon a five year plan in which 286 of these airplanes are converted and, from these 286 aircraft, the Company believes that it can achieve profits of $811 million using very conservative numbers.

      The Company plans to bring the Boeing 727 aircraft into compliance with year 2000 noise and emission standards by re- engining these aircraft with two Rolls Royce RB211-535E4 powerplants. These Rolls Royce RB211-535E4 powerplants will replace the original three Pratt & Whitney JT8D engines installed by Boeing. These Pratt & Whitney JT8D engines will not meet the year 2000 FAA and European noise or emission standards. In addition, these Pratt & Whitney JT8D engines are not as efficient or as economical to operate as the advanced engines that are now being used. Two Rolls Royce RB211-535E4 powerplants will provide greater thrust than three Pratt & Whitney JT8D engines and there will improved safety, flying range gains and access to more airfields. Rolls Royce RB211-535E4 powerplants are currently being used on the 727's successor, the Boeing 757 aircraft. These engines have the best safety record and maintenance record of any aircraft engine ever built. The Rolls Royce RB211-535E4 powerplants are also the most quiet aircraft engine in this power range, on the market today, with emissions will below U.S. and European standards. In addition to bringing the B-727 into compliance with noise and emission controls, this installations of these Rolls Royce engines will almost bring these aircraft up to the standards of present generation aircraft, as well as significantly improving its performance, range, fuel economy and the operational capability of the 727 Boeing aircraft. The charge for re-engining these airplanes and getting them recertified will be $16 million dollars per aircraft, and the Company believes that it can realize a profit of approximately $3.5 million on each aircraft sold.

PRINCIPAL PRODUCTS AND THEIR MARKETS

      Aviation Upgrade Technology is to be launched as a single program company, namely the re-engining and re-certification of the Boeing 727. The Company's only product shall consist of installing two Rolls Royce RB211-535E4 powerplants into the Boeing 727 aircraft, with primary emphasis upon the Boeing 727- 200 advanced version of this aircraft, since this would be the most conducive for these modifications. The re-engining of these aircraft will consist of removing the original JT8D engines and replacing them with two Rolls Royce RB211-535E4 powerplants. In effect, two high bypass RB211-535E4 Rolls Royce powerplants will work in place of the original installation of three low bypass ratio JT8D engines. The modification offered by the Company will include:

     (1)  Removal of three installed JT8D engines and their associated systems;

     (2) Removal of "S" duct and all systems associated with the #2 center engine;

     (3)  Structural modifications to the rear fuselage;

     (4) Installation of two Rolls Royce RB211-535E4 powerplants, plus engine support structures, nacelles, and thrust reversers on new side-mounted struts;

     (5)  Integration  of  the   RB211-535E4   powerplants   with  existing  and
          compatible systems and the airframe;

     (6) Removal of existing wheel-well mounted Auxiliary Power Unit and its associated systems;

     (7) Installation of new (larger) Auxiliary Power Unit in space vacated by baseline #2 engine; and

     (8) Revision of engine control, hydraulic, pneumatic and fire control systems. In addition to its power plant modification, which constitutes the Company's core product, it will also offer the following options.

     (a)  Modern technology winglets to further improve performance;

     (b)  a two person cockpit modification;

     (c)  certain aerodynamic "clean up" modifications; and

     (d) heavy maintenance and AD termination as required by individual aircraft.

      The Company believes that a turn-around time of 45 to 60 days is feasible, but for planning purposes, we have adopted a conservative 90 days for performing this work. Payment terms will consist of 30% when the order is placed and the remaining 70% upon delivery. In addition to a down payment, there is also a weekly or by-weekly progress pay. The airline industry has a strict policy on the delivery of an aircraft after extensive maintenance or modifications, and this policy has been enforced by Boeing and Airbus throughout the industry to all customers, regardless of size. Owners of the aircraft must settle all outstanding bills relating to the aircraft before taking delivery. There are no receivables or payment terms, other than cash payment in full, for the airline business.

     Most technical elements associated with the airframe related engineering will be undertaken in the Seattle area, where there is talent available in the form of retired Boeing engineers that are thoroughly familiar with the Boeing 727 and its many variants. Many subcontractors performing work for Boeing have chosen to locate in this area. For nacelles, cowlings and thrust reversers, which are the parts of the engines that you can see, have been produced in San Diego, because this is where Rohr, Inc. is located, the world leader for these assemblies. The presence of Rohr has attracted a lot airplane engine related businesses to the San Diego area. The Company does not plan to operate an office in either Seattle or San Diego. Rather, the Company will rely upon the existing expertise of engineers located in these two cities. Initially, engineering aspects of the process will have to be contracted out to qualified third party contractors. When cash flow and capital permit, the Company will eventually establish its own modification and installation facility, thereby increasing its direct control over the program.

      Three potential markets have been identified for the Rolls Royce RB211-535E4 powered 727 aircraft. Freight and small package carriers, such as Federal Express, UPS, Emery, DHL and Kitty Hawk, constitute the most the logical focus of the Company's marketing efforts. Collectively, these companies are still operating 324 Boeing 727 aircraft. The second biggest potential market for the Company consists of corporate and executive jet operators. This is a rapidly growing segment. Third, there is a market in developing countries and among start-up passenger and small package freight carriers overseas. The prospects of selling a re-engined Boeing 727 in South America look to be very good. The economy in these areas is struggling and a new aircraft may be too expensive. South American also has a lot of airports located at high altitudes, and this translates into restrictions upon the number of passengers and the fuel that can be carried. The Boeing 727 can perform extremely well under these difficult circumstances, because it is almost overpowered by the Rolls Royce engines chosen by the Company. Another huge overseas market consists of the former Soviet Union countries. This fleet of airplanes is getting over aged and they will no longer be allowed to land on western airports. The Company has tentatively agreed to establish a sales organization in Estonia, which will cover the former Soviet countries. The Company has been in discussion with the former Prime Minister of Estonia, with the goal of making this individual the head of this operation.

      The largest number of Boeing 727's are being operated by passenger carriers, but these are not the most likely market for the Company's re-engined Boeing 727. Some of these airlines, such as Delta, have decided to sell their Boeing 727's. Still, the largest carriers, such as Delta, American Airlines, United Airlines, Northwest Airlines, TWA, Iberia and Continental Airlines account for 423 of the B727's that are still active.

      The Company plans to perform two different kinds of retrofits for the Boeing 727 aircraft, and each retrofit will carry a different price tag. For a cargo hauler like UPS or Federal Express, which together operate about 200 Boeing 727 aircraft, the job will require a cockpit conversion from 3 person to 2 person plus installation of the new engines. This retrofit will cost about $16 million. The second type of retrofit will apply to passenger carriers in South America and the former Soviet Union. To accommodate these markets, the Company will have to acquire an aircraft, install new engines, convert the cockpit, refurbish the interior, put on winglets and do a heavy maintenance check. The aircraft will also require a paint job. This type of retrofit will cost $20.5 million, but the aircraft should command a price of $24 million on the market.

      To place these figures into some perspective, the 727's successor is the Boeing 757. Today the price of a Boeing 757 is between $62 million and $68 million, depending upon the options selected. With an order of multiple airplanes, you can realize a 10% discount. Still, the base price of a Boeing 757 is at least $56 million or higher. The Boeing 757 has the same diameter fuselage as the 727, but it is a little longer and carries about 10% more load than a Boeing 727. Because of the striking cost difference between re-engining a 727 aircraft and purchasing a new Boeing 757, the Company conservatively estimates that the market for conversions of the 727 could approach 700 aircraft. Using just the selling price of its cheaper retrofit, the $16 million pricetag, and assuming present day fuel cost, the economics supporting a fifteen year projection show that a Rolls Royce RB211-535E4 powered 727 can be equal or better than those of equivalent new aircraft. In addition, because of the currently depressed value of all Boeing 727 variants, re-certification to bring these aircraft into compliance with Chapter 36 of the Federal Aviation Regulations [containing the current rules and regulations for aircraft engines, sometimes referred to as FAR 36] and Stage 3 noise regulations [governing nose rules and limits, set by the International Civil Aviation Organization back in the early 90's and taking effect on January 1, 2000], compliance will create interesting purchase and re-sale opportunities for the Company.

      The Company believes that its re-engined Boeing 727 will be one of the quietest commercial aircraft ever built and, within its weight class, it will be the quietest. In Europe, there are discussions about enforcing even stricter noise regulations than the levels mandated by Stage 3. A re-engined Boeing 727 with these two Rolls Royce engines will comply with every noise rule suggestion that has been published or which have come to the Company's attention. Further, an even stricter nose regulation would boost the re-sale value of re-engineered Boeing 727 tremendously.

      In sync with the Company's two-fold retrofit policy, there are plans to work on aircraft that are owned by customers and there are plans to purchase aircraft and perform a more extensive retrofit. The market for Boeing 727's is presently titled in favor of buyers. There is a good supply of desirable 727's and this is expected to continue. Delta, for example, has chosen to sell their fleet of 727s' over the next four to five years.

START-UP STRATEGY

      The Company plans to launch its business with a special arrangement offered to its initial customer, the Mexican passenger carrier reference earlier. The letter of intent with this initial customer outlines the following arrangement. This airline will provide two aircraft and contract for this work to be performed for a fee. The Company will provide an incentive discount of $2 million dollars on the work to be performed and this customer will be given the right to sell all salvaged parts, which could have a value of up to $5 million, depending upon the condition of these parts. This initial customer will also receive preferential treatment on scheduling in the future on repeat orders.

      As one of its conditions for doing business with the Company, a 3rd Party Supplier will have to participate in the development cost of the particular part or parts that it is interested in providing. The Company will reimburse these 3rd Party Suppliers by awarding them orders at prices which return approximately double their development cost investment over the first 60 airplanes re-certified and re-engined. All of the design and development work performed with these 3rd Party Suppliers will be shared with the Company and it will be clearly stipulated that this work product may be submitted to the FAA for the purpose of securing a Supplemental Type Certificate on this change. All 3rd Party Suppliers have also agreed that the Supplemental Type Certificate will be the property of Aviation Upgrade Technologies. With the incorporation of this work product into the Supplemental Type Certificate, these designs will effectively become the property of the Company. This is critical to the program, because the Company wants to be able to do all of this work in house after all commitments have been honored with its 3rd Party Suppliers. There may also be instances in which a customer, such as Federal Express, will want to make these installations themselves. By virtue of the Company's control over this technology, via the patent like properties possessed by its Supplemental Type Certificate, a flat fee can be charged to these customers that choose to do this work themselves.

      The Company plans to work on its initial two aircraft simultaneously, so that the first aircraft can be cleared for FAA Certification within 21 months of start-up and the second aircraft can be cleared in the 23rd month from start-up. Once FAA certification has been achieved, the Company expects to be able to get Purchase Order financing for another $6 million, which will be used for cash flow purposes as the Company ramps up its production. Purchase Order Financing will carry the business through months 21 to 24. After the 24 months, there should be sufficient cash flow from the 30% (and sometimes higher) downpayment for future orders. The Company has not negotiated with any banks, because it does not foresee any problem in getting $6 million through Purchase Order financing. The sum of $6 million is considered a low dollar amount compared to the Purchase Order itself, which will be for several hundred million dollars. Although the Company is aware of the high interest rate typically charged on a Purchase Order Financing, the Company's profit margin is such that this sum can be comfortably absorbed.

      After the first two aircraft prototypes are completed, the Company plans to have three aircraft coming to completion in month 25, then add two aircraft per month to the production line until the goal nine aircraft per month is reach, which should occur in month 28. This schedule predicated upon a ninety day, start to finish schedule. With everything working smoothly, the Company believes that a start to finish schedule of between 45 to 60 is possible. The figure of ninety days is considered safe.

DISTRIBUTION METHODS

      The Company will employ its own in house sales force. The market for the Boeing 727 has already been studied in depth, and there are no mysteries relating to the whereabouts of these airplanes and the identities of their owners. Consequently, the Company believes that this market can be adequately serviced with a small number of highly trained personnel working on telephones until negotiations reach the point where travel becomes necessary. The headquarters office will be located in the U.S. Its exact location will depend upon the property chosen as the future site of the Company's manufacturing facility. The Company also plans to establish a satellite office in Estonia. A specific location has already been chosen. Finally, the Company is giving strong consideration to the establishment of an office in South America.

COMPETITIVE BUSINESS CONDITIONS
THE COMPANY'S COMPETITIVE POSITION

     The  Company  has one direct  competitor,  the  Aerospace  Division of B.F.
Goodrich Co. However, this existing competitor has substantially greater financial resources, substantially greater market position and, upon acquiring Rohr, Inc. in December of 1997, B. F. Goodrich can claim credit for previously re-engining and recertifying the Boeing 727. The Aerospace Division of B.F. Goodrich operates a Maintenance, Repair and Overhaul Group. As the term implies, this Group provides maintenance, repair and overhaul of commercial airframes, components, wheels and brakes, landing gear, instruments and avionics for commercial, regional, business and general aviation customers. B. F. Goodrich is among the largest suppliers of aircraft systems and components and aircraft maintenance repair and overhaul service businesses in the world. B. F. Goodrich competes with other aerospace industry manufacturers to supply parts and provide service on specific fleets of aircraft, frequently on a program-by-program bid basis. In this business, competition is primarily based on product performance, service capability and price. Contracts to supply systems and components and provide service are generally with aircraft manufacturers, airlines and airfreight businesses worldwide. B. F. Goodrich also competes on U.S. government contracts, generally as a subcontractor. The competition in this sector is principally based on product performance and price.

     Attempts to re-engine and recertify the Boeing 727 date back fifteen years. Only one of these proposals ever came to fruition. This was done by a company called Valsan, Inc. ["Valsan"]. Valsan performed its re-engine program by changing the outboard engines, numbered one and three, with Pratt & Whitney JT8D-217C powerplants. The Pratt & Whitney JT8D-217C powerplants were originally designed for the McDonnell Douglas MD-80. By today's standards, the technology in these powerplants is considered marginal, because they are not very fuel-efficient and they barely comply with today's emission standards. In addition to replacing outboard engines #1 and #3 with Pratt & Whitney JT8D- 217C powerplants, Valsan placed a hush kit, basically a muffler, upon the original engine in the center (#2 position). This bandage approach results in a center engine that is in compliance with noise emissions, but still putting out fuel emissions in excess of present standards. Furthermore, hush kits are not permitted to be used over European skies after April of 2000. Valsan's re-engine kit allows the Boeing 727 aircraft to meet noise emission standards in the U.S., but not in Europe. The cost of Valsan's re-engine was between $8 million and $9 million dollars.

      The technology developed by Valsan became the basis for a settlement between Valsan and another company called Rohr, Inc. Soon after this settlement, Valsan went out of business. Rohr became a part of the B.F. Goodrich Aerospace division in late 1997. Today, B.F. Goodrich Aerospace is actively promoting Rohr's program as "The Super 27" product.

      Although a competitor, the Company finds so many flaws in this design, it considers its technology to be inferior and, even though it has the resources of B.F. Goodrich Aerospace are behind it, "The Super 27" product is considered a weak solution to the problem, when compared to the program which will be performed by Aviation Upgrade Technologies.

INSURANCE

          The Company has not yet acquired any of the necessary insurance coverages typically stipulated within the aviation maintenance industry. Before commencing full scale operations, the Company will have to secure insurance to cover general aviation liability and, for clients are maintaining ownership over their aircraft and simply paying for a retrofit, hangarkeeper insurance. These types of policies are typically required by customers. Typical limits for such coverages are $200,000,000 of insurance for general aviation liability and $200,000,000 of hangarkeeper insurance, plus customary coverage for other business insurance. Because of the nature of the aviation business, even with these insurance limits in force, there can be no assurance that such coverage will fully protect the Company against all losses which it might sustain. Moreover, typical policies carry a deductible a high deductible, which might require the payment of as much as $20,000 for any loss or damage, before this insurance can be engaged.

SOURCES AND AVAILABILITY OF MATERIALS AND PRINCIPAL SUPPLIERS

      After initial discussions with Rolls Royce, and after an internal review of its capabilities, Rolls Royce has responded by confirming that they have the capability to produce eighteen engines (nine shipsets) per month, predicated upon a ten month forecast. The Company believes that it will be able to provide this ten month forecast. Other critical suppliers for parts such as the nacelle and thrust reversers have also indicated that eighteen per month, with a ten month forecast, are not a problem. Based upon discussions with different suppliers, the Company does not anticipate supplier shortage problems. The present down cycle of the Asian economy and the some aircraft order cancellations has been beneficial to the Company, because this has freed up some of the supplier volumes and it has also provided competitive pricing. If demand for the Rolls Royce aircraft engine and any of its related parts should increase, such that Rolls Royce or another critical supplier will have to reduce its commitment to some number under eighteen per month, this could have a direct and negative impact upon the Company, its finances and results from its operation, and the Company's ability to maintain a line speed of nine aircraft a month will be diminished proportionately by the reduced flow of critical parts.

DEPENDENCE ON ONE OR A FEW CUSTOMERS

      This does not apply. The Company has no revenues or current customers.

PATENTS, TRADEMARKS, LICENSES, CONCESSIONS AND ROYALTIES

      The Company does not presently own any patents, trademarks, licenses, concessions or royalties. When the Company has successfully secured its Supplemental Type Certificate, this will be the equivalent to a patent for the airline industry and its worth might conceivably range from $50 to $75 million.

NEED FOR GOVERNMENT PRODUCT APPROVAL OF PRODUCTS

      The Company will be dependent upon the Federal Aviation Administration ("FAA") to re-certify all of its re-engined aircraft before they can be placed into service. The FAA has already responded to requests for the modification of the Boeing 727. The FAA has the authority, pursuant to Section 21.19(b)(1) of the Federal Aviation Regulations, to allow replacement of the original Pratt & Whitney JT8D engines with modern, high bypass powerplants. In one such FAA statement, made as a result of one of these exemption requests, the FAA stated that it would be in the public interest to grant such an exemption.

      The Company believes that the FAA has already approved in principle its plan for re-engining the Boeing 727, because the Rolls Royce RB211-535E4 powerplants are considered modern, high bypass powerplants. The FAA has further stated that this can be the subject of a Supplemental Type Certificate as opposed to a Type Certificate. The latter requires a much more rigorous approval process.

EFFECT OF EXISTING OR PROBABLE REGULATIONS ON BUSINESS

      On December 31, 1999, more stringent noise and emission standards will become mandatory in the U.S. and Europe. These regulations will force existing owners of Boeing 727 aircraft to make the hard decisions that have probably been postponed for years. Owners of these aircraft will have to either replace these airplanes with new airplanes or have these older aircraft brought into compliance. The Company believes that this regulatory phenomenon has opened up an untapped market with a value that can be as high as $12 billion dollars. The scheduled change in these regulations constitutes the driving force behind the Company's business.

LAST YEARS RESEARCH AND DEVELOPMENT SPENT

     The Company has only been in business since January of 1999, and only one year's history can be reported. The Company has spent nothing for the months ending July 31, 1999 for research and development.

COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

       Because the Company has not yet commenced business operations, it has not yet experienced any costs or effects due to compliance with environmental laws. However, when the Company resumes operations, its operations will be subject to a substantial amount of government regulation. In particular, the Environmental Protection Agency ("EPA") and state and local regulatory authorities regulate, among other things, emissions to air, discharges to water and the generation, use, storage, transportation, treatment and disposal of the substances employed by the Company in its aircraft overhauling and retrofitting operations. The Company's facilities, or the facilities of third party suppliers, may require operating permits that are subject to revocation, modification and renewal. Violations of these permits may provide for substantial fines and civil or criminal sanctions. In addition, potentially significant expenditures could be required in order to comply with environmental, health and safety laws and regulations that may be adopted or imposed in the future.

      Because of a focus toward greater environmental awareness and increasingly stringent environmental regulations, the Company believes that expenditures for compliance with environmental, health and safety regulations will continue to have a significant impact on the conduct of its business. Although it cannot predict accurately how these developments will affect future operations and earnings, the Company does not believe its costs will vary significantly from those of its competitors.

      The Federal Aviation Administration (the "FAA") regulates most of the Company's business operations. The Company's overhaul business is dependent upon continued compliance with the requirements of the FAA and maintenance of the FAA's certifications. Loss of any necessary FAA certifications could have a material adverse effect on the Company's operations and financial condition.

NUMBER OF FULL TIME EMPLOYEES

      The Company has no full-time employees and 3 part-time employees.

YEAR 2000 RISKS

          The Year 2000 compliance issue results from the inability of systems that utilize computer programs to differentiate between the year 1900 and the year 2000. This issue arises because many such programs were developed using two digits rather than four digits to identify the applicable year. As a result, programs that use time-sensitive calculations may not function correctly in the year 2000. Those programs developed using four-digit years are probably Year 2000 compliant. All other programs will likely require modification and/or replacement to be compliant. The Year 2000 issue not only affects computer hardware and software, but also can affect equipment used in operations, and extends to the systems of outside suppliers and customers, upon which the Company must rely.

      The Company considers itself compliant with Year 2000 programs and does not anticipate any system failures or miscalculations. This is because the Company's core business, overhauling Boeing 727's, is mechanical in nature and it is not software driven.

      The company has not performed an initial assessment of Year 2000 compliance on our third party suppliers and business partners. We rely on, and will continue to rely on, these third parties to provide the following:

            -  equipment, goods, and services;
            -  marketing and distributing support.

There can be no assurance that these third parties will adequately address Year 2000 compliance issues or that contingency plans in certain areas are possible or practical. The Company believes that minor failures may occur in the year 2000 and will not materially affect the manufacture or shipping of medical devices.








ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

RESULTS OF OPERATIONS:

The Company is a start-up company and to date has no revenue from operations. The primary activities to date have been limited to interviewing and making decisions on key personnel, looking at possible facilities and interviewing the different cities where these facilities are located, regarding location incentives. The Company has looked at the Southern California International Airport in Victorville, at Palmdale Boeing facilities, at the San Bernadino International Airport and in Holland, discussing the closed Fokker factory near the Amsterdam Airport. A lot of time has also been spent discussing the project with different engineering firms and groups to ascertain what specialties and what mix of talent will be needed to be successful. Finally, the Company has been in contact with several investment bankers and investor brokers for seek capital and strategic partners.

      Management does not consider the historical results of operations to be representative of future results of operation of the Company. During the months ended July 31, 1999 the Company sold 10,000,000 shares of common stock for $20,000. The proceeds from the sales of these securities were used to further the development of the Company's strategic plan and finance daily operations.

The following financial information shows results of operations for the months running from the Company's inception on January 8, 1999 to July 31, 1999.


                             7 Months Ended
                              July 31, 1999
Summary Income Statement
Income from operations ............           $ - 0 -
Income from sale of stock .........   $        20,000
Income from other sources .........           $ - 0 -


     Net Income ...................   $        20,000






                                           ASSETS
                                        -----------

Cash ..............................   $             0
Other Assets ......................   $             0
Organizational Assets .............   $        530.00

Total Assets ......................   $        530.00


LIABILITIES AND SHAREHOLDERS
     EQUITY (DEFICIT)
Accounts Payable ..................   $             0
Note & Interest Payable ...........   $             0
Common Stock $.001 par value ......   $        10,000
Additional Capital ................   $        10,000
Deficit Accumulated during
  development stage ...............   ($       19,470)
                                      ---------------
Total Shareholder's Equity ........   $        530.00
Total Liabilities & Equity ........   $        530.00



PLAN OF OPERATIONS

      For the coming four months, the Company intends to finalize agreements for seed capital, sign a lease for corporate offices, finalize agreements with the engineering groups and hire key people. We also hope to hire our in house engineering staff.


LIQUIDITY AND CAPITAL RESOURCES

During the period from January 8, 1999 through July 31, 1999 the Company sold 10,000,000 shares of Common Stock for $20,000. The proceeds from the sale of this stock has already been exhausted. As of July 31, 1999, the Company has no debt. However, to execute its business plan, the Company intends to sell additional shares of common stock to raise up to $12,300,000. Should the Company not raise additional capital, operations will be materially adversely affected. If less than $12,300,000 is raised, the Company will have to scale down its plans, reduce the size of its own offices, and stretch out its schedule for producing its first prototype until funds are finally secured for launching the Company's business plan. The Company believes that there are viable alternatives to pursue, even if the entire $12.3 million is not raised.

ITEM 3. DESCRIPTION OF PROPERTY

       The Company presently does not have any customized manufacturing facility. Currently, the Company is using the 400 square feet offices of Minitec Marketing, Inc., which is located in the home of the Company's founder, Torbjorn
B. Lundqvist at 34040 Camino Del Avion in Monarch Beach, California.

      Depending upon financing, the Company plans to develop its own manufacturing site. Several closed military air basis in Southern California are being considered among its options. The Company is presently engaged in exploratory discussions with several parties relating to these bases, discussing such matters as tax credits, hiring credits for wages paid, infrastructure improvements, discount on business license and building permits, fast track handling for all permits and net operating loss carry-over. Of course, before any of these opportunities can be pursued, the Company must first be successful in raising additional capital through its public offering.

      The Company plans to establish its headquarters and two manufacturing facilities. One of these two manufacturing facilities, requiring an estimated 200,000 square feet, will have a production line that can accommodate ten aircraft. The second facility will be approximately the same size and this facility will be used to handle heavy maintenance and interior modifications. The Company plans to make both of these state of the art manufacturing facilities, complete with tooling, equipment, tugs, lifts and carts so that the entire process can be automated to the extent that it is feasible to do so.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  &
MANAGEMENT

      The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the Common Stock as of October 31, 1999.

        Name and address                Amount & Nature         Percent of Class
      Of Beneficial Owner             of Beneficial Owner

        Torbjorn B. Lundqvist           10,000,000              100%
        34040 Camino Del Avion
        #A303
        Monarch Beach, Ca. 92629

      The following table sets forth the beneficial ownership of the Common Stock by the Directors of the Company.

        Name and address               Amount & Nature          Percent of Class
      Of Beneficial Owner             of Beneficial Owner

        Torbjorn B. Lundqvist           10,000,000              100%
        34040 Camino Del Avion
        #A303
        Monarch Beach, Ca. 92629

        Darle K. Ford                   0                       0
        34040 Camino Del Avion
        #A303
        Monarch Beach, Ca. 92629

        Dick G. Lindholm                0                       0
        34040 Camino Del Avion
        #A303
        Monarch Beach, Ca. 92629

        All directors, executive        10,000,000              100%
        officers as a group


ITEM  5.  DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS  AND  CONTROL
PERSONS

      The table below sets forth the names and ages of the executive officers and directors of the Company, as well as the positions held by such persons.

     Name                       Age          Position

     Torbjorn B. Lundqvist      47           C.E.O / Chairman

     Darle K. Ford              59           President

     Dick G. Lindholm           49           V. President

      Board members are serving without compensation. The Company has not secured Director's Insurance. The Company has not secured insurance coverage for its officers.

      A brief biographical sketch of each officer and director follows.

     Torbjorn B. Lundqvist, Chairman and CEO / Mr. Lundqvist, the company's founder, has been the person primarily responsible for the formation and development to date of Aviation Upgrade Technologies, Inc. Mr. Lundqvist has had vast experience in international business. His strength is managing and developing new ventures and ideas. Mr. Lundqvist was born in Helsinki, Finland in 1952. After serving as a transportation officer during his mandatory service in the Finnish army, he owned and managed several companies in Finland, including companies involved in remodeling and manufacturing. Since 1989 he has been Owner/President of Minitec Motors, Inc., USA a car dealership specializing in exporting cars to niche markets. During the same period, Mr. Lundqvist has also been Owner/President of Minitec Marketing, Inc. which is an import/export firm dedicated to finding buyers/sellers for a wide range of products. Among other things, Minitec invented, patented and manufactured a Power Take Out for 4 wheel drive GM vehicles. The product was developed to suit a niche market in Finland. Mr. Lundqvist married with two children and resides in Orange County, California.

      Darle K. Ford, President and Director / Mr. Ford has a diverse background in program management and functional organization leadership. He has demonstrated strong analytical, problem solving, team participation and interpersonal skills. He has been employed, since 1978, with Boeing (McDonnell Douglas) in Long Beach, California. He has been a program manager in, among other things, the DC-10 Tri-Jet production program and the MD-11 Production Program. He was also involved in converting MD-11 aircraft configuration for addition to the Saudia Royal fleet (aircraft of caliber and similar to Air Force
One). Mr. Ford has a MBA from Pepperdine University and a Bachelor of Science in Aerospace Engineering from Northrop University in Inglewood, California. He is an instrument rated licensed pilot in commercial, multi-engine and single engine airplanes. Mr. Ford was born in 1941 in Oklahoma.

     Dick Lindholm, Vice President and Director / Mr. Lindholm is known in the aircraft industry as a problem solver and skillful negotiator, including experience dealing with clients, suppliers and labor unions. He has over thirty years aviation experience, primarily in rotorcraft and rotary wing engines. He has thirty years flying experience with over 8000 flying hours. From 1976 until 1985 he was president of Helikopteripalvelu, the leading helicopter company in Finland. From 1985 until 1993 he held various duties as a pilot for Helikopter Service A/S. From 1993 until 1997 he was either Director or Managing Director of Helifyg AB, the leading helicopter operator in Sweden. From 1997 to march, 1999 he was area manager, nordic countries, of Helicopter Service A/S, the world leading helicopter company. Since March 1999 Mr. Lindholm has been Vice President of Business development for Copter Action Oy, Finland. Mr. Lindholm was born in 1952 and resides in Hirbolebagen, Finland.

      The Company's success is principally dependent upon its current management personnel for the operation of its business. In particular, Torbjorn B. Lundqvist, its founder and Chief Executive Officer, has played a crucial role in the development and management of the Company. There is no assurance that additional managerial assistance will not be required. If the Company lose the services of an executive officer or one or more key employees or its ability to attract and retain such personnel, the business, financial condition, results of operations and cash flows will be materially and adversely affected. The Company does not have employment agreements with its senior officers and does not have "key person" life insurance policies covering any of its key officers.


ITEM 6. EXECUTIVE COMPENSATION

                Summary Compensation Table, 1999

Name & Principal           Salary to be      Salary to be             Other
Position                   Paid in Cash     Paid in Stock      Compensation

Torbjorn B. Lundqvist                 0                 0                 0
C.E.O
Chairman of Board

Darle K. Ford                         0                 0                 0
President

Dick Lindholm                         0                 0                 0
Vice President





ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company's founder is also the owner of the space which is used as an office by the Company. No compensation is being paid to Mr. Lundqvist for the use of this space. Further, this arrangement is viewed as a temporary one.

ITEM 8. DESCRIPTION OF SECURITIES

      The authorized capital stock of the Company consists of 100 million shares of Common authorized with a par value of $0.001 per share, and no Preferred Stock authorized.

COMMON STOCK

       10,000,000 shares of Common Stock were issued and outstanding as of July 31, 1999.

     Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

      Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors that can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

RESTRICTED SECURITIES

      All of the Company's Common Stock is held by insiders and persons who acquired shares in private offerings. These are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. In general, Rule 144 provides that, during any three month period, each person holding restricted securities can sell an amount of such securities equal to the greater of (a) 1% of the number of outstanding shares or (b) the average weekly reported trading volume of those securities during the preceding four calendar week period, provided that certain conditions are met. One of these conditions is that the stock must be purchased for investment purposes and held for a minimum period of one year, and in some instances even longer. Although there is presently no trading market in the Company's securities, if and when such a market should develop, sales of these restricted securities under Rule 144 or otherwise by current stockholders of the Company could have a depressive effect on any trading market which may develop for the Company's Common Stock. No predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market may adversely affect market prices and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.

DIVIDENDS

      The Company has not declared or paid any dividends on its Common Stock to date and there is no assurance that the Company will ever be able to pay dividends in the future. The Company currently intends to pay out a portion of its future earnings to its stockholders in the form of dividends, but the Company's first priority must be to fund the development and growth of its business, to repay indebtedness and for the general corporate purposes.
Therefore, it may be awhile before the Company is in a position to pay out dividends to its stockholders. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Any decision to pay dividends is subject to Nevada Law, under which the Company is permitted to pay cash dividends to shareholders only (i) out of the Company's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

SECONDARY TRADING RESTRICTIONS

      Presently, there is no market in the Company's securities. If a market should develop, the Companies securities will be sold at least initially Over the Counter ("OTC") on the NASD's Bulletin Board ("BB"). Stocks sold over the NASD's OTC/BB are governed by a Securities and Exchange Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the Penny Stock rule, the broker-dealer must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ('NASDAQ'), which would exempt such securities from the above rule, there is no assurance that the Company will meet NASDAQ's financial listing requirements.

TRANSFER AGENT

      The registrar and transfer agent for the Common Stock is Interwest Stock Transfer, located in Salt Lake City, Utah.

                                     PART II

ITEM  1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no trading market for the Company's Common Stock at present. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market of the Company's securities. Management does not intend to initiate any discussion until such time as the Company has become a fully reporting company, on a voluntary basis, with the Securities and Exchange Commission and has filed all required financial statements and disclosure documents. There is no assurance that a trading market will ever develop or, if such market does in fact develop, that it will continue.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

       The Company has no material disagreements with its accountants.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      With the exception of the sale of 10 million shares to Mr. Lundqvist, there have been no other sales of stock. The Company has filed a Form D and for a Rule 504 offering, but to date, no stock has been sold pursuant to this offering.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions in its Articles of Incorporation, 78 et seq. of the Nevada Code, the Bylaws of Registrant or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


AVIATION UPGRADE TECHNOLOGIES, INC.



By /s/ Torbjorn B. Lundqvist
Chief Executive Officer and President

                                    Part F/S

      The Company's audited Financial Statements and Independent Auditor's Report from its inception to October 31, 1999 follows.


               -----------------------------------
               AVIATION UPGRADE TECHNOLOGIES, INC.
               (FORMERLY PIONEER SERVICES, LTD.)



                              FINANCIAL STATEMENTS
                                        &
               INDEPENDENT AUDITOR'S REPORT

               January 8, 1999 to October 31, 1999
               ------------------------------------




------------------------
Name of Auditor

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVEOFFICE                                           (702) 361-8414
LAS VEGAS, NEVADA 89123                                    FAX NO (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board Of Directors                                               August 26, 1999
Aviation Upgrade Technologies, Inc.
Monarch Beach, California


     I have audited the Balance Sheet of Aviation Upgrade Technologies, Inc., (A Developmental Stage Company), as of July 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 8, 1999, inception, to July 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express all opinion on these financial statements based oil my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. -An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviation Upgrade Technologies, Inc., Inc.), (A Developmental Stage Company), as of July 31, 1999, and the results of its operations and cash flows for the period January 8, 1999, inception, to July 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has yet to generate any revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        Barry L. Friedman
                                        Certified Public Accountant

                          NOTES TO FINANCIAL STATEMENTS

                                  July 31, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized January 8, 1999, under the laws of the State of Nevada, as Aviation Upgrade Technologies, Inc. The Company has yet to generate any significantrevenues and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7) the Company is considered a development stage company.

     On January 10,1999, the Company issued 10,000,000 shares of its $.001 par value stock for cash of $ 20,000 to a director.

NOTE 2 -- ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies arid procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.
     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.
     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
     4. Organization costs of $ 600 are being amortized over a 60 month period commencing January 8, 1999, to January 7, 2004.

NOTE 3  --   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has yet to generate any revenue. Additionally, the Company does not have significant cash or other material assets, nor does it an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern indefinitely.

     It is the intent of the Company to seek to raise additional capital via a state registered regulation "D", Rule 504 offering registered in Nevada. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Until that time, the shareholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.

     The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 -- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - OFFICERS ADVANCES

     While the Company plans to seek additional capital through a state registered offering, until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free. As of July 31, 1999, the amount advanced is zero.